

# THE LAW FIRM MODEL IS BROKEN.

upcounsel

Legal you can love

The average small business spends more than

**$5000** per year

on legal, and startups average over

**$100000** per year

and that is without any unforeseen events...



Making it worse, finding the **right** attorney with the **right** expertise is notoriously **confusing, time-consuming,** and **stressful.**

# WE CUT THE FAT OUT OF THE OLD LAW FIRM MODEL.

By eliminating overhead and outrageous hourly rates, **UpCounsel allows you to hire a partner-level attorney at 1/3rd the price.**



$900/hour
70%
savings
Overhead
Support Staff
Attorney Compensation
$270/hour
(Average)
Attorney Compensation
Law Firms
upcounsel

# And its working… in a big way!

In our first twelve months of operations, we drove incredible value for our clients:

**10+ million**
users have received **free** legal advice

**$12 million**
**saved** by UpCounsel clients vs using BigLaw

**1+ million**
average website users / month

# We're profitable & growing quickly

**$2.6 MILLION**
revenue run rate

**PROFITABLE**
High-margin SaaS products

**9X**
forecasted 2024 revenue growth

# We directly connect clients and attorneys through our **online legal marketplace.**


upcounsel
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Attorneys and Legal Professionals
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Liz Oliner
106 reviews
San Francisco, CA
4 yrs experience
49 repeat hires
Liz is a native New Yorker who moved to the west coast after law school and now lives in San Francisco. Liz has a B.A. in English literature from Yale and a J.D. from Yeshiva Univer ...
Kanika Radhakrishnan
32 reviews
San Jose, CA
15 yrs experience
34 repeat hires
Ms. Radhakrishnan graduated from Harvard

UpCounsel makes hiring world-class attorneys **easy, affordable,** and **transparent.**

It is truly Legal you can Love ❤

# But wasn't UpCounsel founded almost a decade ago?

**We're glad you asked...**

UpCounsel had achieved massive success, but finding the right business model took a long time, and a lot of learning.

In fact, **in February of 2020**, despite serving millions of users but still unable to crack the code, the **website announced that it was shutting down.**

## What happened next will go down in history as a great Silicon Valley success story.

Bloomberg Law



The San Francisco skyline shown in 2015.
Photographer: David Paul Morris/Bloomberg via Getty Images

### Online Lawyer Marketplace UpCounsel to Shut Down (1)

Feb. 3, 2020, 9:09 AM; Updated: Feb. 3, 2020, 11:37 AM

Listen

- Site raised $26 million from investors that included Uber backer
- Co-founders concede end was "abrupt"

Sam Skolnik
Reporter

UpCounsel, an online marketplace for lawyers that raised $26 million from investors, will shut down next month, according to an email to site users.

Related Articles

# A few of UpCounsel's biggest fans heard the news…

crunchbase news    SOMETHING VENTURED: STARTUP AND VC DIVERSITY    TOPICS    QUARTERLY FUNDING REPORTS

BUSINESS • VENTURE

## UpCounsel Avoids Shutdown After Last-Minute Acquisition By Enduring Ventures

Mary Ann Azevedo   April 2, 2020





**Xavier Helgesen,** Enduring Ventures

"My past businesses relied on UpCounsel for legal work. We saved a ton of money using it! We were shocked when we heard UpCounsel was shutting down. So, because we're such big fans, we bought UpCounsel to prevent the service from closing and to focus on expanding it."

## …and the rebirth of a great brand was launched!

# First, we assembled the right team with a unified vision



**KJ Erickson**
CEO



**Paul Drobot**
CRO



**Danny Page**
VP, Operations

**Experience includes:**

Y Combinator · Stanford University · University of Oxford · atrium · intuit

# And by reinventing the UpCounsel business model, we have transformed the company's outlook forever.



## GUIDING PRINCIPLES

### Achieve and Maintain Profitability

- **Rigorous** budgeting guidelines to control spend
- **Flexible** pricing models and new high-margin products to grow bottom-line
- **100% remote** team from day one to keep costs low

### Hyper Focus on Recurring Revenue

- Shifted to a **Legal-as-a-Service** Model
- Launched **Attorney Subscriptions**
- **$3M** forecasted 2021 Exit ARR

### Put Clients at the Center of Everything

- **~75%** reduction in client platform fees
- **30% → 5%+ 2.9%** processing fees
- **Attorney Success Team** established

# We transformed the business by launching a suite of subscription products primarily aimed at attorneys...

**EXISTING**

**MARKETPLACE SUBSCRIPTIONS**
Attorneys pay to get access to bid on the jobs that are posted in our marketplace

**NEW**

**CORPORATE PROGRAM**
Startups get concierge service to match them with attorneys for their specific legal needs

**SOON**

**DIRECT CONNECT**
Attorneys pay to allow clients to contact and book them directly wherever they are

**SOON**

**ENTERPRISE CONCIERGE**
Global companies can source in-house legal talent as needed

that also **delight** and **attract** more users...

# We are in the right place at the right time & the market is growing massively

The legal tech market is slated to surpass **$25 BN** in 2025, with legal tech startups accelerating at a **27.82% CAGR**

Investment in the legal tech space reached $1.2B in 2019 - and is only growing



Legal Tech Market Revenue Worldwide 2019-2025
Market revenue in billion U.S. dollars
0
5
10
15
20
25
2019
2020
2021
2022
2023
2024
2025
Incumbents
Startups
Top 30 law firms

# We’ve more than doubled revenue since acquiring the business, & we’re not slowing down any time soon


44M
22.4M
12M
5.6M
2.6M
1.1M
REV RUN RATE
2020
-June-
2021
-June-
2022
2023
2024
2025

**$44M**
2025 revenue run rate

**102%**
average annual growth

# And there is much, much more to come…



## GROWTH OPPORTUNITIES FOR INVESTMENT

### Expand into Personal Law

**Drive traffic and revenues by expanding into top three areas for attorney earnings**

- Medical Malpractice
- Personal Injury
- Workers Compensation

### Launch Full Service Legal Firm

New regulations **allow UpCounsel to launch a branded law firm to directly fulfill unbooked and expanded marketplace demand** at excellent margins with our own attorneys

### Double Down on Subscriptions

- **Direct Connect** allows booking from social and other sites
- **Content Builder** for attorneys enhances reach and credibility
- **SEO+** opens vast content library as direct booking sites for attorneys

# Join us in the movement to bring Legal to the People

upcounsel

Legal you can love

As featured in…

FORTUNE

Bloomberg Law

Forbes

VentureBeat

TechCrunch

Harvard Business Review